UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
100 Campus Drive, West Side, 4th Floor, Suite 410
Florham Park, New Jersey 07932
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 29, 2024, BeyondSpring Inc. (the “Company”) reported financial results for the six months ended June 30, 2024.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3, File No. 333-280153, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082, of the Company.

BEYONDSPRING INC.

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2023 AND JUNE 30, 2024

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

	December 31, 2023	June 30, 2024
	$	$
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	7,809	8,397
Restricted Cash	9,941	-
Short-term investments	193	5,963
Advances to suppliers	306	280
Prepaid expenses and other current assets	170	279
Total current assets	18,419	14,919

Noncurrent assets:
Property and equipment, net	1,628	1,487
Operating lease right-of-use assets	4,397	4,050
Other noncurrent assets	364	441
Total noncurrent assets	6,389	5,978

Total assets	24,808	20,897

Liabilities and equity

Current liabilities:
Accounts payable	1,407	2,119
Accrued expenses	2,581	1,772
Current portion of operating lease liabilities	631	656
Deferred revenue	1,751	2,001
Other current liabilities	1,588	1,639
Total current liabilities	7,958	8,187

Noncurrent liabilities:
Operating lease liabilities	3,364	3,030
Deferred revenue	33,242	32,343
Other noncurrent liabilities	3,705	3,612
Total noncurrent liabilities	40,311	38,985

Total liabilities	48,269	47,172

Commitments and contingencies

Mezzanine equity
Contingently redeemable noncontrolling interests	11,874	12,274

Shareholder's deficit
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 39,015,476 and 40,300,350 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	4	4
Additional paid-in capital	368,599	372,117
Accumulated deficit	(396,302)	(403,564)
Accumulated other comprehensive income	894	1,258

Total BeyondSpring Inc.’s shareholders’ deficit	(26,805)	(30,185)
Noncontrolling interests	(8,530)	(8,364)
Total shareholders' deficit	(35,335)	(38,549)

Total liabilities, mezzanine equity and shareholders' deficit	24,808	20,897

BEYONDSPRING INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

	Six months ended June 30,
	2023	2024
	$	$

Revenue	875	1,000

Operating expenses
Research and development	(9,214)	(4,149)
General and administrative	(5,145)	(4,273)

Loss from operations	(13,484)	(7,422)
Foreign exchange loss, net	(200)	(83)
Interest income	281	46
Other income, net	133	82

Loss before income tax	(13,270)	(7,377)
Income tax benefits	9	-

Net loss	(13,261)	(7,377)
Less: Net loss attributable to noncontrolling interests	(541)	(115)
Net loss attributable to BeyondSpring Inc.	(12,720)	(7,262)

Net loss per share
Basic and diluted	(0.33)	(0.19)

Weighted-average shares outstanding
Basic and diluted	38,976,761	39,070,994

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment	1,249	576
Unrealized holding loss	(5)	-
Comprehensive loss	(12,017)	(6,801)
Less: Comprehensive gain (loss) attributable to noncontrolling interests	(84)	97
Comprehensive loss attributable to BeyondSpring Inc.	(11,933)	(6,898)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By:	/s/ Lan Huang
Name: Lan Huang
Title: Chairperson and Chief Executive Officer

Date: August 29, 2024

EXHIBIT INDEX

Exhibit No.	Exhibit

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)